UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

LASER-PACIFIC MEDIA CORPORATION

                    ---------------------------------------

                                (Name of Issuer)

                     Common Stock, Par Value $.0001 per share

                    ----------------------------------------

                         (Title of Class of Securities)

517923

                    ---------------------------------

(CUSIP Number)

August 1, 2000

                    ---------------------------------

(Date of Event Which Requires Filing of this
Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [_]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1. NAME OF REPORTING PERSON

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
 (entities only)

Bruce Galloway (for and on behalf of accounts over which he has control)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
                 ---

(b)   X
                 ---


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


               5.   Sole Voting Power:  322,400
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power:  322,400
Person
With
8. Shared Dispositive Power:  -0-


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

322,400	(1)


10. CHECK THE BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES
CERTAIN SHARES *

                  Not Applicable


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Approximately 4.2%


12. TYPE OF REPORTING PERSON*

                  IN

(1) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative
Development Corporation and Ralph J. Sorrentino on this joint Schedule 13G.



1. NAME OF REPORTING PERSON

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
(entities only)

Digital Creative Development Corporation 13-4102909


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
                 ---

(b)   X
                 ---


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


               5.   Sole Voting Power:  93,000
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power:  93,000
Person
With
8. Shared Dispositive Power:  -0-


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

93,000  (2)


10. CHECK THE BOX IF THE AGGREGATE AMOUNT IN
 ROW (9) EXCLUDES
CERTAIN SHARES *

                  Not Applicable


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Approximately 1.2%


12. TYPE OF REPORTING PERSON*

                  CO

(2) The Reporting Person disclaims any beneficial ownership of the shares reported by Bruce Galloway and Ralph J. Sorrentino on this joint Schedule 13G.




1. NAME OF REPORTING PERSON

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
(entities only)

Ralph J. Sorrentino

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
                 ---

 (b)  X
                 ---


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


               5.   Sole Voting Power:  20,300
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power:  20,300
Person
With
8. Shared Dispositive Power:  -0-


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
 EACH REPORTING PERSON

20,300  (3)


10. CHECK THE BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES
CERTAIN SHARES *

                  Not Applicable


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Approximately .3%


12. TYPE OF REPORTING PERSON*

                  CO

(3) The Reporting Person disclaims any beneficial ownership of the shares reported by Bruce Galloway and Digital Creative Development Corporation on this joint Schedule 13G.



Item 1(a)-	Name of Issuer:

Laser-Pacific Media Corporation

Item 1(b)-	Address of Issuer's Principal Executive
Offices:

809 N. Cahuenga Blvd.
Hollywood, California 90038

Item 2(a)-	Name of Persons Filing:

Bruce Galloway
Digital Creative Development Corporation
Ralph J. Sorrentino

Item 2(b)-	Address of Principal Business Office:

Bruce Galloway
1325 Avenue of the Americas
26th Floor
New York, New York 10019

Digital Creative Development Corporation
67 Irving Place North, 4th Floor
New York, New York 10003

Ralph J. Sorrentino
67 Irving Place North, 4th Floor
New York, New York 10003

Item 2(c)-	Citizenship (Place of Incorporation):

Bruce Galloway:  United States

Digital Creative
  Development Corporation:  Delaware

Ralph J. Sorrentino:  United States

Item 2(d)-	Title of Class of Securities:

Common Stock, $.0001 par value

Item 2(e)-	Cusip Number:

517923

Item 3-	This statement is being filed pursuant
to Rule 13d-1(c).


Item 4(a)-	Amount beneficially owned:

Bruce Galloway:	322,400

Digital Creative Development Corporation: 93,000

Ralph J. Sorrentino:  20,300

Item 4(b)-	Percent of Class:    5.6%


Item 4(c)-	Number of Shares to which the
reporting person has:

(i) sole power to vote or to direct the vote:*
(ii) shared power to vote or to direct the vote: *
(iii) sole power to dispose or to direct the disposition of: *
(iv) shared power to dispose or to direct the disposition of: *

*  See items 5-11, above

Each of Bruce Galloway, Digital Creative Development
Corporation and Ralph J. Sorrentino expressly declares that the filing of this statement on
Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities reported by the other reporting persons in this statement. The parties are filing this statement because of the corporate affiliation among them.


Item 5 -	Ownership of Five Percent or Less of
a Class:  Not Applicable

Item 6 -	Ownership of More than Five percent on
Behalf of Another Person:

Not Applicable

Item 7 -	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8-	Identification and Classification of
 Members of the Group:

This Schedule 13G Statement is being filed on behalf of the Reporting Persons pursuant to Rule 13d-1(c).
The identity of each of the Item 2 persons is set forth in Item 2(c) hereof.

Item 9-	Notice of Dissolution of Group:

Not Applicable

Item 10-	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit B -  Statement Required by Rule 13d-1(f)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  /s/ Bruce Galloway
Bruce Galloway

DIGITAL CREATIVE DEVELOPMENT
   CORPORATION



By:    /s/  Ralph J. Sorrentino
Name:  Ralph J. Sorrentino
Title:  President


 /s/ Ralph J. Sorrentino
Ralph J. Sorrentino



EXHIBIT A TO SCHEDULE 13G

Agreement for Filing Schedule 13G




Pursuant to the requirements of Regulation 13d-1, Bruce Galloway and Digital Creative Development
Corporation each agree that Schedule 13G filed by them with regard to Laser-Pacific Media Corporation's common stock is filed on behalf of each of them.




      /s/ Bruce Galloway
	Bruce Galloway



DIGITAL CREATIVE DEVELOPMENT CORPORATION



By:    /s/ Ralph J. Sorrentino
Name:  Ralph J. Sorrentino
Title:  President



/s/ Ralph J. Sorrentino
Ralph J. Sorrentino




Cusip No. 517923   Page 11 of Pages

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